SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                            James River Coal Company
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    470355207
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                                 (CUSIP Number)

                              Thomas R. Hudson Jr.
                             Pirate Capital LLC 200
                          Connecticut Avenue, 4th Floor
                                Norwalk, CT 06854
                                 (203) 854-1100
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 13, 2006
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                          (Date of Event which Requires
                            Filing of This Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

--------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.      470355207              SCHEDULE 13D         PAGE 2 OF 6 PAGES
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    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                PIRATE CAPITAL LLC
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [X]

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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*

            AF
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]

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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
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                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    892,542
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,994,707
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    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,994,707
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    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
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    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            11.9%
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    14      TYPE OF REPORTING PERSON*

            IA
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO.       470355207             SCHEDULE 13D         PAGE 3 OF 6 PAGES
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    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                THOMAS R. HUDSON JR.
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [X]

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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*

            AF
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]

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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
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                         7      SOLE VOTING POWER

                                1,102,165
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    892,542
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,994,707
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    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,994,707
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    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
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    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            11.9%
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    14      TYPE OF REPORTING PERSON*

            IN
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO.      470355207              SCHEDULE 13D         PAGE 4 OF 6 PAGES
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The Schedule 13D filed on November 17, 2005 by Pirate Capital LLC, a Delaware limited liability company, and Thomas R. Hudson Jr. (together, the "Reporting Persons"), relating to the shares ("Shares") of common stock, $0.01 par value, of James River Coal (the "Issuer"), as amended by Amendment No. 1 filed on December 15, 2005 and Amendment No. 2 filed on December 29, 2005 is hereby amended as set forth by this Amendment No.3. The principal executive office of the Issuer is located at 901 East Byrd Street, Suite 1600, Richmond, Virginia 23219.

ITEM 2.           IDENTITY AND BACKGROUND

         Paragraphs (a), (b), (c) and (f) of Item 2 of the Schedule 13D are hereby amended and restated as follows:

         This statement is filed by the Reporting Persons. Pirate Capital LLC is a limited liability company, organized under the laws of Delaware, whose principal executive office is 200 Connecticut Avenue, 4th Floor, Norwalk, CT 06854. The principal business of Pirate Capital LLC is providing investment management services to investment partnerships and other entities. Thomas R. Hudson is the sole Member and Managing Member of Pirate Capital LLC and a citizen of the United States and has a principal business address at 200 Connecticut Avenue, 4th Floor, Norwalk, CT 06854. Each of the Reporting Persons is deemed to be the beneficial owner of an aggregate of 1,994,707 shares of the Common Stock (the "Shares"), which Shares are owned of record, in part, by each of Jolly Roger Fund LP, Jolly Roger Offshore Fund LTD, Mint Master Fund Ltd and Jolly Roger Activist Portfolio Company LTD (collectively, the "Holders"). The persons filing this report disclaim that they and/or the Holders are members of a group as defined in Regulation 13D-G.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 of the Schedule 13D is hereby amended and restated as follows:

         Funds for the purchase of the Shares were derived from available capital of the Holders. A total of approximately $78,625,654 was paid to acquire the Shares.


ITEM 5.           INTEREST IN SECURITIES OF THE COMPANY.

         Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

         (a) By virtue of its position as general partner of Jolly Roger Fund LP and an agreement between it and the sole owner of Mint Master Fund, Ltd., Pirate Capital LLC has the power to vote or direct the voting, and to dispose or direct the dispositive of, all of the Shares owned by Jolly Roger Fund LP and Mint Master Fund Ltd. By virtue of an agreement between it and Jolly Roger Offshore Fund, LTD and Jolly Roger Activist Portfolio Company LTD, Pirate Capital LLC has dispositive power with respect to all of the Shares owned by Jolly Roger Offshore Fund LTD and Jolly Roger Activist Portfolio Company LTD, respectively. By virtue of his position as sole Managing Member of Jolly Roger Offshore Fund LTD, Thomas R. Hudson Jr. has

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CUSIP NO.      470355207              SCHEDULE 13D         PAGE 5 OF 6 PAGES
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sole voting power with respect to the Shares owned by Jolly Roger Offshore Fund
LTD and Jolly Roger Activist Portfolio Company LTD. By virtue of his position as sole Managing Member of Pirate Capital LLC, Thomas R. Hudson Jr. is deemed to have shared voting power and shared dispositive power with respect to all Shares as to which Pirate Capital, LLC has voting power or dispositive power.

         (b) Pirate Capital LLC has voting power with respect to 892,542 of the Shares and dispositive power with respect to 1,994,707 of the Shares; Thomas
R. Hudson Jr. has sole voting power with respect to 1,102,165 of the Shares and shared voting power with respect to 892,542 of the Shares and shared dispositive power with respect to 1,994,707 of the Shares.

         The aggregate percentage of Shares reported to be beneficially owned by the Reporting Person is based upon 16,788,380 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005.

         (c) The following transactions in the Shares were effected by the Reporting Person during the past 60 days. All of the Shares were purchased by the Holders in open market transactions.

Jolly Roger Fund LP

Trade Date        Shares Purchased (Sold)               Price per Share
----------        -----------------------               ---------------
2006-01-03                  (150,000)                          $38.16
2006-01-04                   (25,000)                          $38.60
2006-01-18                    30,000                           $39.31



Jolly Roger Activist Portfolio Company LTD

Trade Date           Shares Purchased (Sold)               Price per Share
----------           -----------------------               ---------------
2006-01-03                   150,000                           $38.17
2006-01-03                    25,000                           $38.39
2006-01-04                    25,000                           $38.61
2006-01-04                     8,500                           $38.41
2006-01-05                    30,700                           $38.71
2006-01-09                    13,793                           $38.54
2006-01-11                     5,000                           $39.51
2006-01-13                    22,278                           $39.87

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CUSIP NO.      470355207             SCHEDULE 13D           PAGE 6 OF 6 PAGES
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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 19, 2006


                                           PIRATE CAPITAL LLC


                                           By: /s/ Thomas R. Hudson Jr.
                                               ---------------------------
                                               Name:  Thomas R. Hudson Jr.
                                               Title: Portfolio Manager


                                           /s/ Thomas R. Hudson Jr.
                                           ------------------------------
                                           Thomas R. Hudson Jr.